

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

July 17, 2008

Mark J. Morabito
President and Chief Executive Officer
Crosshair Exploration & Mining Corp.
Suite 1240
1140 West Pender Street
Vancouver, B.C. Canada V6E 4G1

     Re: Crosshair Exploration & Mining Corp.
              Form 20-F for Fiscal Year Ended April 30, 2007
              Filed October 31, 2007
              File No. 1-33439

Dear Mr. Morabito:

     We have completed our review of your Form 20-F and related filings, and have no further comments at this time.

                      Sincerely,

                      Karl Hiller
                      Branch Chief